Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

February 29, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Kieran G. Brown

RE:	Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A of DWS Balanced Fund (the “Fund”), a series of DWS Market Trust (the “Trust”); (Reg. Nos. 002-21789 and 811-01236)

Dear Mr. Brown:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone conference call on February 14, 2012 with regard to the above-captioned Post-Effective Amendment filed with the SEC on December 30, 2011.

The Staff’s comments are restated below followed by the Fund’s responses.

1.           Derivatives

Comment: Consider whether the second paragraph of the derivatives disclosure contained in the summary section of the Fund’s prospectus is responsive to the July 30, 2010 letter to the Investment Company Institute from the Associate Director in the Office of Legal and Disclosure and whether said disclosure should be moved from the summary section of each Fund’s prospectus to another, less prominent location.

Response:  After review and consideration, the Fund believes that its disclosure regarding the use of derivatives, including the above-mentioned paragraph on additional derivative uses, is appropriate in light of the Fund’s circumstances.

2.           Annual Average Annual Return Table

Comment:  In the “Average Annual Total Returns” section, consider moving the disclosure describing an additional index before, rather than after, the table.

Response:  The Fund believes the current placement of the disclosure is consistent with Form N-1A.

3.           Expansion of Table of Contents for the Fund’s Statement of Additional Information

Comment: Expand the table of contents for Part I of the Fund’s Statement of Additional Information (“SAI”) to include the complete table of contents for Part II of the SAI.

Response: At this time, due to system constraints, it is not possible to expand the table of contents for Part I of the SAI as requested.  The Fund will consider the requested modification in connection with future filings, but, in the meantime, the Fund has added a cross reference to the table of contents for Part II of the SAI, which precedes page II-1 of the SAI.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3357.

Very truly yours,

                    /s/Thomas Connors
Thomas Connors
Director and Senior Counsel

cc:           John Marten, Esq., Vedder Price P.C.